UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549


                                 SCHEDULE 13D


                   UNDER THE SECURITIES EXCHANGE ACT OF 1934
                              (AMENDMENT NO. 10)*

              WorldCom, Inc. (formerly LDDS COMMUNICATIONS, INC.)
                               (Name of Issuer)

                                 Common Stock
     (including certain shares issuable upon exercise of certain Options)
                        (Title of Class of Securities)


                                  50182L 10 8
                                (CUSIP Number)

            Arnold L. Wadler, Esq., General Counsel (201) 531-8050 Metromedia Company, One Meadowlands Plaza, East Rutherford, NJ 07073
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                                August 23, 1995
            (Date of Event which Requires Filing of this Statement)



If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with the statement [ ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



                            Page 1 of 6 Pages

                               SCHEDULE 13D

CUSIP No.  50182L 10 8                            Page 2 of 6 Pages

1               NAME OF REPORTING PERSON
                S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                Metromedia Company
                62-1293303

2               CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*     (a) [ ]
                                                                      (b) [ ]

3               SEC USE ONLY


4               SOURCE OF FUNDS*
                PF


5               CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                PURSUANT TO ITEMS 2(d) or 2(e)                            [ ]


6               CITIZENSHIP OR PLACE OF ORGANIZATION
                Delaware

                7              SOLE VOTING POWER
NUMBER OF
SHARES                                   6,470
BENEFICIALLY
OWNED BY EACH
REPORTING       8               SHARED VOTING POWER
PERSON
WITH


                9               SOLE DISPOSITIVE POWER

                                         6,470

10              SHARED DISPOSITIVE POWER

11              AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                6,470

12              CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
                SHARES*                                                   [ ]

13              PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                .003%

14              TYPE OF REPORTING PERSON*
                PN



                       *SEE INSTRUCTIONS BEFORE FILLING OUT!
           INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
       (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                SCHEDULE 13D

CUSIP No.  50182L 10 8                                 Page 3 of 6 Pages



1               NAME OF REPORTING PERSON
                S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                John W. Kluge
                ###-##-####

2               CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*      (a) [ ]
                                                                       (b) [ ]

3               SEC USE ONLY

4               SOURCE OF FUNDS*

5               CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                PURSUANT TO ITEMS 2(d) or 2(e)                             [ ]


6               CITIZENSHIP OR PLACE OF ORGANIZATION

                7      SOLE VOTING POWER
NUMBER OF
SHARES                 9,470
BENEFICIALLY
OWNED BY EACH
REPORTING       8      SHARED VOTING POWER
PERSON
WITH


                9      SOLE DISPOSITIVE POWER

                       9,470

10              SHARED DISPOSITIVE POWER


11              AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                9,470

12              CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                CERTAIN SHARES*                                            [ ]

13              PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                .005%

14              TYPE OF REPORTING PERSON*

                IN


              * SEE INSTRUCTIONS BEFORE FILLING OUT!
        INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                       SCHEDULE 13D

CUSIP No.  50182L 10 8                                   Page 4 of 6 Pages


1               NAME OF REPORTING PERSON
                S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                Stuart Subotnick
                ###-##-####

2               CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a) [ ]
                                                                     (b) [ ]

3               SEC USE ONLY

4               SOURCE OF FUNDS*

5               CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                PURSUANT TO ITEMS 2(d) or 2(c)                           [ ]

6               CITIZENSHIP OR PLACE OF ORGANIZATION

                7               SOLE VOTING POWER
NUMBER OF
SHARES                          9,470
BENEFICIALLY
OWNED BY EACH
REPORTING       8               SHARED VOTING POWER
PERSON
WITH


                9               SOLE DISPOSITIVE POWER

                                9,470

10              SHARED DISPOSITIVE POWER

11              AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                    9,470

12              CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                CERTAIN SHARES*                                            [ ]

13              PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                .005%

14              TYPE OF REPORTING PERSON*

                IN


                  *SEE INSTRUCTIONS BEFORE FILLING OUT!
           INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                      AMENDMENT NO. 10 TO SCHEDULE 13D

THIS AMENDMENT No. 10 supplements the Schedule 13D ("Schedule 13D") dated,
May 21, 1992, as amended by Amendment No. 1 dated October 28, 1992; as amended by Amendment No. 2 dated January 18, 1993; as amended by Amendment
No. 3 dated  February 26, 1993; as amended by Amendment No. 4 dated March
31, 1993; as amended by Amendment No. 5 dated September 15, 1993; as amended by Amendment No. 6 dated April 12, 1994; as amended by Amendment No. 7 dated April 21, 1994; as amended by Amendment No. 8 dated November 3, 1994; and as amended by Amendment No. 9 dated August 14, 1995 filed by Metromedia Company ("Metromedia") (and previously filed by Metromedia Communications Corporation), in the following respects only (capitalized terms used herein shall have the meanings ascribed to such terms in the Schedule 13D):

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO THE SECURITIES OF THE ISSUER.

Item 6 is amended by adding thereto the following paragraph:

                 On August 23, 1995 (i) Metromedia received from the Issuer a one-time, nonrecurring payment of $15.0 million for exercising its conversion option on the shares of Series 1 Cumulative Senior Perpetual Convertible Preferred Stock owned by Metromedia and (ii) Metromedia sold, pursuant to a secondary offering, 30,849,548 shares of Common Stock.

                          SIGNATURE


     After reasonable inquiry and to the best of my knowledge and belief, I hereby certify that the information set forth in this statement is true, complete and correct.


Dated:  August 29, 1995


                                   /S/ STUART SUBOTNICK
                                   ------------------------
                                   Stuart Subotnick
                                   General Partner
                                   Metromedia Company



                                   /S/ JOHN W. KLUGE
                                   ------------------------
                                   John W. Kluge



                                   /S/ STUART SUBOTNICK
                                   ------------------------
                                   Stuart Subotnick